

Kevin Cash · 3rd

 **Wilson Elser**

Chief Operating Officer at Wilson Elser

Okatie, South Carolina, United States · 500+ connections ·

Contact info

Experience



Chief Operating Officer

Wilson Elser · Full-time

Oct 2020 – Present · 2 mos

White Plains, New York, United States



Member of the Board of Directors

Cleveland Whiskey, LLC

Aug 2016 – Present · 4 yrs 4 mos

Cleveland/Akron, Ohio Area



Principal and Chief Financial Officer - Bradford Edwards & Varlack LLP

Bradford Edwards & Varlack LLP · Full-time

Sep 2020 – Oct 2020 · 2 mos

Okatie, South Carolina, United States

Financial executive specializing in providing advisory services related to: reengineering the budget and financial reporting processes, negotiating leases, lines of credit and firm and client side litigation funding agreements; financial process improvements utilizing automation; and profitability/ cost modeling in the legal industry.

 **Home - Bradford,**

Chief Financial Officer

Pierce, Bainbridge, Beck, Price & Hecht LLP

May 2019 – Sep 2020 · 1 yr 5 mos

Washington D.C. Metro Area



Chief Financial Officer

Orrick, Herrington & Sutcliffe LLP

Oct 2016 – May 2019 · 2 yrs 8 mos

Washington D.C. Metro Area

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Education



Miami University

Bachelors, Business- Accounting

1984 – 1986



